1345 Avenue of the Americas, 11th floor
New York, New York 10105
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

VIA EDGAR

January 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Geoff Kruczek, Esq.

Re:	Z-Work Acquisition Corp. Draft Registration Statement on Form S-1 Submitted December 11, 2020 CIK No. 0001828438

Dear Mr. Kruczek:

On behalf of our client, Z-Work Acquisition Corp. (the “Company”), we hereby provide responses to the comments received in the letter dated January 7, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Draft Registration Statement on Form S-1, submitted December 11, 2020. Disclosure changes discussed below have been made in the Company’s first public registration statement (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Registration Statement.

Confidential Registration Statement on Form S-1

Cover Page

1.	Please clearly disclose here and in the Summary that you may pursue business combination opportunities in any industry or sector

In response to this comment, the Company has revised its disclosure on the cover page of the prospectus, in the Summary on pages 1-2 and on page 82 of the Registration Statement.

U.S. Securities and Exchange Commission
Attn: Geoff Kruczek, Esq.
January 13, 2021
Page 2 of 2

The Offering

Founder shares, page 15

2.	We note that the anchor investor will purchase memberships interests in the sponsor, and that in the event that the anchor investor acquires your securities, including public shares, in the offering or afterwards and votes its public shares in favor of, or against, the initial business combination, a smaller, or larger, portion, respectively, of affirmative votes from other public shareholders would be required to approve the initial business combination. Please revise to state the amount of votes that would be required from other public shareholders under those circumstances. In addition, please file the agreement between the sponsor and the anchor investor as an exhibit to the registration statement, or explain why you do not believe you are required to do so.

In response to this comment, the Company has revised its disclosure on pages 15, 25, 35, 94 and 126 of the Registration Statement, and had filed the agreement between the sponsor and the anchor investor as Exhibit 99.6 to the Registration Statement.

Note 6 – Commitments and Contingencies

Expression of Interest, page F-13

3.	You disclose here and throughout the filing that the anchor investor has expressed an interest in purchasing 9.9% of the units to be sold in the offering, or a total of 19.8 million units. Considering 19.8 million units would represent 99% of the 20 million units to be sold in the offering, please revise your disclosures as appropriate.

In response to this comment, the Company has revised its disclosure on the cover page of the prospectus and pages 18, 119, 121 and F-13 of the Registration Statement.

* * *

We thank the Staff for its consideration of the foregoing. If you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Sincerely,

/s/ Richard Baumann
Richard Baumann

cc:	Doug Atkin,
Executive Co-Chairman,
Z-Work Acquisition Corp.